Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

September 9, 2019

Danilo Castelli U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	HF Foods Group Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 26, 2019

File No. 001-38180

Dear Mr. Castelli:

On behalf of our client, HF Foods Group Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated August 20, 2019 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are filing a revised Proxy Statement via Edgar (the “Amended Proxy”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

18118250.1
233163-10001

Danilo Castelli September 9, 2019 Page 2

Preliminary Proxy Statement on Schedule 14A filed July 26, 2019

Background of the Business Combination
Background of the Merger, page 27

1.

Please expand your disclosure to discuss whether other target companies were considered prior to, or simultaneously with, your engagement of B&R Global on or about October 1, 2018. If applicable, please revise to discuss your reasons for not pursuing an acquisition with such companies. Moreover, please discuss how and why you decided to choose B&R Global over the other target companies that were considered.

Response: The disclosure on page 27 of the Amended Proxy has been revised in accordance with the Staff’s comments.

2.

Please revise your disclosure to discuss how the consideration was agreed upon and which party initially proposed the agreed upon consideration. Moreover, please include a description of the material discussions between parties related to arriving at the agreed upon consideration.

Response: The disclosure on pages 27-28 of the Amended Proxy has been revised in accordance with the Staff’s comments.

3.

Please revise to provide more details regarding any negotiations that ensued between your company and B&R Global between January and April of 2019. In this regard, we note that on January 10, 2019, B&R Global engaged MPG as its legal counsel for the negotiation of the Merger Agreement with HF Food Group and consummation of the Business Combination, but that HF Group did not engage Loeb until April 15, 2019.

Response: The disclosure on page 28 of the Amended Proxy has been revised to indicate that no substantial negotiations took place between January 10, 2019 and April 15, 2019 because the B&R Global needed time to complete the audit of its financial statements.

The Business Combination Proposal

General Description of the Business Combination, page 27

4.

We note that following the Business Combination, former stockholders of B&R Global will own approximately 58.1% of HF Group. Please revise your questions and answers, summary of the proxy statement, and risk factors sections to highlight this fact more prominently.

Response: Disclosure relating to the percentage ownership of the former HF Group stockholder post the closing of the transaction has been added to page 1 of the Amended Proxy Statement, and a risk factor has been added to page 22 of the Amended Proxy Statement. Disclosure for this issue was already included in the summary of the proxy statement on page 5 of the Amended Proxy Statement.

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Danilo Castelli September 9, 2019 Page 3

HF Group's Board's Reasons for Approval of The Merger, page 28

5.

We note that your board did not obtain a fairness opinion regarding the acquisition of B&R Global Holdings, Inc., but that the board "determined that the Business Combination and the transactions contemplated thereby are fair to and in the best interests of HF Group and its shareholders." Please revise your disclosure in this section to explain in detail the factors considered by the board in determining that the Business Combination and the transactions contemplated thereby, including the consideration to be paid to acquire B&R Global Holdings, Inc., is fair and in the best interests of HF Foods Group Inc. and its stockholders. In addition, please revise your risk factor on page 22 to more specifically describe the risks of not obtaining a fairness opinion.

Response: In response to the Staff’s comments, the risk factor on page 22 of the Amended Proxy Statement has been expanded and the disclosure on page 29 of the Amended Proxy Statement has been revised to include more detail about the factors considered by the Board of Directors.

The Amendment Proposal, page 35

6.

Please unbundle this proposal into separate proposals so as to allow shareholders to vote separately on the authorized share increase and the supermajority voting requirements, or provide your analysis as to why you believe you are not required to do so. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Division´s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response: The Amendment to the Proxy Statement has been revised to provide for separate proposals for the increase in the authorized shares and the supermajority voting requirements.

Merger Agreement, page Annex A

7.	We refer you to article 11 of the Merger Agreement. Please disclose whether the mandatory arbitration and jury trial waiver provisions apply to claims under the federal securities laws.

Response: The disclosure on page 34 of the Amended Proxy Statement has been revised to disclose that arbitration and jury trial waiver provisions do not apply to claims under the federal securities laws.

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Danilo Castelli September 9, 2019 Page 4

Second Amended and Restated Certificate of Incorporation of HF Foods Group Inc., page Annex E

8.

We note that your restated Certificate of Incorporation contains an exclusive forum provision that designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, including derivative actions. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise to state as much. If your Certificate of Incorporation does not clearly state how this provision applies to claims under the federal securities laws, tell us how you will inform investors in future filings how the provision applies. In addition, please provide appropriate risk factor disclosure about your forum selection provision.

Response: Article Eighth of the Second Amended & Restated Certificate of Incorporation has been revised to specifically exclude actions under the Securities Act or the Exchange Act. A risk factor relating to the forum selection clause has been added on page 21 of the Amended Proxy Statement.

General

9.

In an appropriate place in your filing, please disclose any substantial interest, direct or indirect, by security holdings or otherwise of your directors, officers, director nominees, and associates of any of the foregoing persons. Refer to Item 5(a) of Schedule 14A.

Response: The disclosure on pages 7 and 108 of the Amended Proxy Statement have been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

18118250.1
233163-10001